EXHIBIT 12

OHIO EDISON COMPANY

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Twelve Months Ended
	March 31, 2006		December 31, 2005
	Actual	As Adjusted (1)	Actual	As Adjusted (1)
	($ in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$63,830	$57,881	$330,398	$306,600
Add-
Interest and other charges, before reduction for
amounts capitalized	18,387	28,165	77,077	116,190
Provision for income taxes	38,320	34,491	309,995	294,680
Interest element of rentals charged to income(2)	22,662	22,662	101,862	101,862
	$143,199	$143,199	$819,332	$819,332

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest on long-term debt	13,082	23,124	58,709	98,876
Other interest expense	5,149	4,885	16,679	15,625
Subsidiaries' preferred stock dividend requirements	156	156	1,689	1,689
Adjustments to subsidiaries' preferred stock dividends
to state on a pre-income tax basis	101	101	1,351	1,351
Interest element of rentals charged to income(2)	22,662	22,662	101,862	101,862
	$41,150	$50,928	$180,290	$219,403

CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES	3.48	2.81	4.54	3.73

(1)

As adjusted reflects increased interest on long-term debt related to the issuance and sale of the Senior Notes partially offset by a decrease in other interest expense as a result of the repayment of approximately $23 million of short-term debt including the effects on income taxes.

(2)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.